Exhibit (a)(5)(E)
Team Expedia:
Today we officially launched our tender offer for up to 116.7 million shares of our common stock at a price between $27.50 and $30 a share. In other words, we could repurchase up to $3.5 billion of our own stock. We filed the tender offer materials, which provide plenty of information regarding the specifics of the tender offer http://www.sec.gov/Archives/edgar/data/1324424/000089102007000187/v31477orexv99wxayx1yxay.htm, but I also wanted to address some questions that employees have asked me during the past week.
1. Why are we doing this? We launched the tender offer because we are long-term believers in our company. We are lucky enough to have a company that generates a significant amount of cash, and part of our job as management, in addition to growing the core businesses, is to work with the Expedia Board to determine the best use of our cash flow — where to invest it and what to do with it. We constantly look at outside investment opportunities, but we believe that investment in our own stock is a great use of capital at this time.
2. How will we finance the repurchase? I ask Mike Adler this all the time. :-) We are still finalizing our financing plans, but we currently expect that we will borrow all or a portion of the purchase price from banks or that we will issue long-term debt securities. We may also fund a portion of the stock repurchase with cash on hand.
3. Will we continue to invest in our business? Yes. We believe that we have and will continue to have plenty of free cash flow to cover the anticipated annual interest cost of the debt, and to be able to pay down a portion of our debt as well (or use the capital in some other way). We will need to ensure that we bring the appropriate rigor and discipline to investment decisions. And we of course must continue to focus on opportunities to increase productivity and efficiency, which is the best way to fund investments. The additional debt that we will incur will reduce the margin of error that we have as a company. We are raising the stakes and it’s up to us and only us to focus and make sure that we have made the right call.
4. What about the rumors of an LBO, a TripAdvisor spin-off and layoffs? As we’ve said before, these are merely rumors. I can’t speak to anything that we might contemplate down the road, but at this time, we are operating as a public company, we have TripAdvisor firmly in the fold, and no 400-person layoff coming down the pike.
There are many other questions answered in the attached FAQ — it’s your effort and passion that has made all these opportunities possible and I thank you for that. Let’s keep it up!
Dara

     This email is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to purchase the company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the company will send to its stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by the company as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission (“SEC”) through the SEC’s internet address at http://www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the SEC, without charge, from the company or at the Investor Relations section of the company’s website: www.expediainc.com. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer.

ATTACHMENT TO E-MAIL
EXPEDIA, INC.
EMPLOYEE FREQUENTLY ASKED QUESTIONS
REGARDING THE TENDER OFFER

What action is Expedia taking?	The company is offering to repurchase up to 116,666,665 shares of its common stock at a price per share not less than $27.50 and not greater than $30.00. The tender offer commenced on June 29, 2007 and will end, unless extended, at 5:00 p.m., New York City time, on August 8, 2007. The company’s obligation to purchase shares in the tender offer is subject to conditions, including the receipt of financing, described in the tender offer documents.

What will the purchase price for the shares be?	Expedia is offering to repurchase shares through a modified “Dutch auction.” This means the purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, Expedia is able to purchase 116,666,665 shares, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. The purchase price will not be greater than $30.00 nor less than $27.50 per share. Expedia will pay this purchase price in cash, without interest, for all the shares purchased under the tender offer, even if some of the shares are tendered at a price below the purchase price.

Can employees participate in the tender offer?	Employees who are stockholders can participate in the tender offer, except for our executive officers who have advised the company that they do not intend to participate in the tender offer.

Has Expedia or the Board of Directors adopted a position on the tender offer?	Our Board of Directors has approved the tender offer. However, neither management nor the Board of Directors has made any recommendation to stockholders, including employees, as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you choose to tender your shares. In so doing, you should read carefully the information in the offer to purchase and in the letter of transmittal, including the company’s reasons for making the tender offer. Expedia’s directors and executive officers and Liberty Media Corporation have advised the company that they do not intend to tender any shares in the tender offer.

Why is the Company making the tender offer?	Expedia believes that the tender offer, together with an increase in Expedia’s indebtedness, is a prudent use of its financial resources given its business profile, cash flow, capital structure, assets, the current market price of the shares and the terms on which corporate credit currently is generally available in the credit markets, and that investing in its own shares is an attractive use of capital and an efficient and effective means to provide value to its stockholders, including by lowering the company’s weighted average cost of capital. The tender offer represents the opportunity for Expedia to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in Expedia.

Following the tender offer, will Expedia continue as a public company?	Yes. The completion of the tender offer in accordance with its terms and conditions will not cause Expedia’s shares to cease to be listed on Nasdaq or to stop Expedia being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

How do I tender my shares?	The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, August 8, 2007, unless Expedia extends the tender offer. All stockholders will be mailed information beginning on or about Monday, July 2, 2007. Information also can be obtained by contacting MacKenzie Partners, Inc., the company’s information agent, at 1-800-322-2885 (United States and Canada) or +212-929-5500 (all other countries). If you hold your stock in a brokerage account you should contact your broker. Participants in the company’s

401(k) plan who hold stock in Expedia will receive a communication directly from Fidelity Investments. If you hold stock both individually (including through a brokerage account) and through the company’s 401(k) plan and you decide to tender shares held in both manners, you will need to take separate actions as to these shares.

What do I do if I do not want to participate in the tender offer?	If you do not wish to participate in the tender offer, you do not need to take any action.

Can I participate in the tender offer if I hold shares through the Expedia Retirement Savings Plan?	Yes. Participants in the Expedia Retirement Savings Plan (i.e. the 401(k) plan) who hold shares of Expedia in their accounts will receive instruction forms which they may use to direct the trustee for the plan to tender eligible shares held through their accounts.

How do holders of stock options for shares participate in the tender offer?	The tender offer only applies to issued shares of Expedia common stock, therefore stock options may not be tendered. However, if you hold vested but unexercised options, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with this tender offer.
Employees should note that an exercise of a stock option may not be revoked even if (a) the shares acquired are tendered but are not purchased in the tender offer or (b) the employee elects to revoke his or her tender of shares.

An employee who currently holds unvested options may not exercise those options until they vest, and thus the employee cannot tender the shares underlying the options in the tender offer unless the options vest before the tender offer expires.

How do holders of warrants participate in the tender offer?	If you hold exercisable warrants for common stock, you may exercise such warrants in accordance with the terms of the applicable warrant agreement and tender the shares received upon such exercise in accordance with this tender offer. You should note that an exercise of a warrant may not be revoked even if (a)

the shares acquired are tendered but are not purchased in the tender offer or (b) you elect to revoke your tender of shares.

Does this affect employee Restricted Stock Units?	No. The tender offers only applies to issued shares of Expedia common stock. Therefore unvested Restricted Stock Units that remain unvested through the expiration of the tender offer may not be tendered and are not affected by the tender offer. However, shares that have been issued as a result of vesting of Restricted Stock Units may be tendered in the tender offer by following the process specified in the tender offer documentation and instructions.

Will I have to pay brokerage commissions if I tender my shares?	If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable.

What are the U.S. federal income tax consequences if I tender my shares?	Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. The receipt of cash for your tendered shares generally will be treated either as (1) consideration received in respect of a sale or exchange of the tendered shares or (2) a distribution from us in respect of our stock.

Will I have to pay any stock transfer tax if I tender my shares?	If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax.

Whom can I talk to if I have questions?	The information agent can help answer your questions. The information agent is MacKenzie Partners, Inc. You can call MacKenzie Partners, Inc. at 1-800-322-2885 in the United States and Canada, and +212-929-5500 for all other countries.

This Q&A is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to buy the company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the company will send to its stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by the company as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at http://www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the Securities and Exchange Commission, without charge, from the company or at the Investor Relations section of the company’s website: www.expediainc.com/ir. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer. Stockholders and investors who have questions or need assistance may call MacKenzie Partners, Inc. at 1-800-322-2885 in the United States and Canada, and +212-929-5500 for all other countries.